UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-55872

FOOTHILLS EXPLORATION, INC.

(Exact name of registrant as specified in its charter)

4607 Lakeview Canyon Road, Suite 235
Westlake Village, CA 91361

(Address of principal executive offices) (Zip Code)

(800) 204-5510

(Registrant’s telephone number, including area code)

Shares of Common Stock, par value $0.0001 per share

Shares of Series A Preferred Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: ninety-eight (98)

Pursuant to the requirements of the Securities Exchange Act of 1934, Foothills Exploration, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2020	FOOTHILLS EXPLORATION, INC.

	By:	/s/ B.P. Allaire
	Name:	B.P. Allaire
	Title:	Chief Executive Officer